VOYAGE MEDIA, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

DATE ISSUED: 1 October 2021

VOYAGE MEDIA, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of VOYAGE MEDIA, INC.,

11601 Wilshire Blvd 5th Floor

Los Angeles, CA 90025

I have audited the accompanying financial statements of VOYAGE MEDIA, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of VOYAGE MEDIA, INC., as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


Colorado

09/30/2021

VOYAGE MEDIA, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	704,953	290,842
Accounts receivable, net		6,040	90,081
Escrow Receivable		30,015	30,015
Total current assets		741,008	410,938
Non-current assets:			
Fixed Assets:			
Property, plant & Equipment		148,279	90,066
Less accumulated depreciation		(87,510)	(85,225)
Total Fixed Assets		60,769	4,841
Other non-current assets:			
Deposits		1,000	1,000
Total other non-current assets		1,000	1,000
Total non-current assets		61,769	5,841
Total Assets	$	**802,777**	**416,779**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	34,783	56,335
Deferred Revenue		55,236	26,362
Due to Shareholders		47,716	57,124
Accounts Payable		588	18,418
Accrued expenses		27,317	17,021
Auto-mobile financing loan		892	-
Total current liabilities		166,532	175,260
Non-current Liabilities:			
Economic Injury Disaster Loan (EIDL)		149,900	-
Auto-mobile financing loan		57,910	-
Accrued Interest- EIDL		2,805	-
Total non-current liabilities		210,615	-
Total Liabilities:		**377,147**	**175,260**

VOYAGE MEDIA, INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Class A Common stock, $ 0.001 par value, 2,720,408 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	2,000	2,000
Class B Common Stock, $ 0.001 par value, 204,082 shares authorized,125,468 and 117,343 shares issued and outstanding, as of December 31, 2020, and December 31, 2019, respectively	125	117
Additional Paid-in Capital	789,352	751,213
Accumulated Profits (losses)	(511,811)	(432,896)
Net income (loss)	145,964	(78,915)
Total Equity:	**425,630**	**241,519**
Total Liabilities & Equity	**802,777**	**416,779**

The accompanying notes are an integral part of these financial statements.

VOYAGE MEDIA, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	1,522,418	1,094,821
Income from reimbursements		-	-
Total revenues		**1,522,418**	**1,094,821**
Cost of Sales:		656,434	429,989
Gross Profit		**865,984**	**664,832**
Expenses:			
Salaries, benefits & Payroll taxes		650,818	482,889
IT software & consumables		36,982	21,975
Insurance		2,211	5,200
Professional Services & Consulting		59,022	40,644
Advertising & Marketing		506	143,336
Travel		5,206	7,810
Office supplies		6,726	2,621
Bank Charges & Fees		1,537	837
Interest expenses		11,662	15,697
Depreciation		2,285	1,959
Dues & Subscriptions		6,373	14,684
Gifts & Charitable Contributions		5,132	1,384
Taxes and Licenses		825	962
Miscellaneous expenses		2,102	3,974
Total Expenses		**791,387**	**743,972**
Income from operations (loss)		**74,597**	**(79,140)**
Other Income (Expenses):			
SBA- Paycheck protection program grant		71,100	-
Other Income		267	225
Total Other Income (expenses)		71,367	225
Net income (loss) for the year		**145,964**	**(78,915)**

The accompanying notes are an integral part of these financial statements.

VOYAGE MEDIA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net income (loss)	$	145,964	(78,915)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		2,285	1,959
Changes in:			
Accounts Receivable		84,041	(29,355)
Deferred Revenue		28,874	15,696
Accrued Expenses		(11,256)	14,280
Accrued Interest		2,805	-
Accounts Payable		(17,830)	(4,722)
Net cash provided (used) by operating activities		**234,883**	**(81,057)**
Cash flow From Investing Activities:			
Purchase of fixed assets, net		(58,213)	-
Net cash provided (used) by investing activities		**(58,213)**	-
Cash flow from Financing Activities			
Advances from/ (payments to) shareholders		(9,408)	(4,706)
Proceeds from Issuance of Common stock		65,532	333,798
Economic Injury Disaster Loan (EIDL)		149,900	-
Auto-mobile Financing loan		58,802	-
Offering Costs		(27,385)	(34,077)
Net cash provided (used) by financing activities		**237,441**	**295,015**
Increase (decrease) in Cash		414,111	213,958
Cash, beginning of year		290,842	76,884
Cash, end of year	$	**704,953**	**290,842**

The accompanying notes are an integral part of these financial statements.

VOYAGE MEDIA, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock (Class A)	Amount	Common stock (Class B)	Amount	Additional paid-in Capital	Accumulated Profits (losses)	Total
Balance at December 31, 2018	2,000,000	2,000	69,696	69	421,525	(432,896)	**(9,302)**
Issuance of common stock			47,647	48	363,765	-	**363,813**
Net income (loss)	-	-	-	-	-	(78,915)	**(78,915)**
Offering costs	-	-	-	-	(34,077)	-	**(34,077)**
Balance at December 31, 2019	**2,000,000**	**2,000**	**117,343**	**117**	**751,213**	**(511,811)**	**241,519**
Issuance of common stock	-	-	8,125	8	65,524	-	**65,532**
Net income (loss)	-	-	-	-	-	145,964	**145,964**
Offering costs	-	-	-	-	(27,385)	-	**(27,385)**
Balance at December 31, 2020	**2,000,000**	**2,000**	**125,468**	**125**	**789,352**	**(365,847)**	**425,630**

The accompanying notes are an integral part of these financial statements.

VOYAGE MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

VOYAGE MEDIA, INC. ('the Company'), is a California Corporation formed on January 5, 2004. The Company operates in the entertainment industry and provides a platform that connects content creators to producers of films, television programs and podcasts.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

VOYAGE MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Accounts Receivable, net

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Fixed Assets

Fixed assets are recorded at cost when purchased. Depreciation is recorded for fixed assets using the straight-line method over the estimated useful lives of assets.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Assets at December 31, 2020 and 2019 have estimated useful lives of 5-7 years. Depreciation charges totaled $2,285 and $1,959 for the years ended December 31, 2020, and 2019, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are generally collected ahead of services, and therefore deferred revenues are recorded, when necessary, until the revenue recognition criteria is completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, The Company policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on June 2, 2017. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

VOYAGE MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Auto-mobile financing loan

The Company purchased an automobile on November 11, 2020, using a loan of $58,902 which bears an annual interest rate of 2.9%. The loan is payable in equal installments of $891.79 with the first monthly payment due on January 13, 2021. The loan will be fully settled by December 13, 2026.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of March 3, 2021, the SPA PPP loan of $71,100 was fully forgiven.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $150,000 on July 2, 2020. The loan bears an interest rate of 3.75% per annum. Monthly installment payments, including principal and interest, of $731 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class B Non-Voting Common Stock. The total number of shares that the Company is authorized to issue is two million nine hundred and twenty-four thousand and four hundred and ninety (2,924,490) shares. The total number of shares of Class A Common Stock authorized to be issued is two million seven hundred and twenty thousand and four hundred and eight (2,720,408) shares at a par value $0.001 per share. The total number of shares of Class B Non-Voting Common Stock authorized to be issued is two hundred and four thousand and eighty-two (204,082) shares at a par value $0.001 per share.

During 2017, the Company amended its articles of incorporation and as part of the amendment, the Company made a stock split in its issued and outstanding shares of Common Stock where the shares issued and outstanding were split on a 1 for 20,000 basis, and shareholders received 20,000 shares of the Company's post-split Class A common stock for each one share of Common stock held by them prior to the stock split.

As of December 31, 2020, and 2019, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2020, and 2019, 125,468 and 117,343 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively. The 2,000,000 shares of Class A Common Stock that were issued and outstanding had voting rights as of December 31, 2020 and 2019, respectively.

Related party transactions

The officer of the Company advances funds to the Company in the normal course of business. As of December 31, 2020, and 2019, the amounts due to the officer under the arrangement totaled $47,716 and $57,124, respectively. These advances bear no interest and are considered payable on demand. As of April 2021, the Company settled the balance which remains outstanding as of December 31, 2020.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through April 30, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.